Peak Fintech Signs Collaborative Agreement with Ping An Insurance to Push Policies Aimed at Auto Industry Through Heartbeat Platform

Montreal, Quebec--(Newsfile Corp. - October 29, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTC

Pink: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider and manager of the Cubeler Business Hub, today announced that it has signed a collaborative agreement with Ping An Insurance ("Ping An") to distribute insurance products aimed at the auto industry through the Company's Heartbeat insurance brokerage platform.

Ping An (https://group.pingan.com/) is not only China's largest insurance company, but it's also the largest insurer in the entire Asia-Pacific region. In addition to insurance, Ping An offers a variety of financial services, including banking and asset management, and has been a pioneer in the development of smart cities across China. All of this has led to Ping An being consistently ranked as the world's top insurance brand year after year.

With the world's largest population, it's no surprise that China also counts the world's largest fleet of cars with an estimated 297 million on the roads in 2021. This naturally makes the Chinese auto insurance market one of the largest in the world, and one in which Ping An plays a dominant role. With today's announced collaborative agreement, Ping An will leverage Peak's Heartbeat insurance platform, which is connected to over 300 car dealerships throughout China, to offer insurance policies specifically designed for the auto industry.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Peak's subsidiaries bring together lending financial institutions and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
PEAK@mzgroup.us

Peak Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@peakfintechgroup.com

Follow Peak Fintech Group Inc. on social media:

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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